Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: November 26, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 22, 2021, Niccolo de Masi, Director and Chief Executive Officer of dMY IV, and Will Marshall, Co-Founder and Chief Executive Officer of Planet, discussed about the proposed merger in a fireside chat hosted by IPO Edge. A copy of the transcript of this fireside chat is set forth below.

Big Data and Taking Planet Labs Public: Join the Conversation

John Jannarone, Editor-in-Chief - IPO Edge: Good afternoon, thank you for joining I’m John Jannarone editor in chief of IPO edge hosting today’s event with my colleague Jarrett Banks, who you will meet momentarily. Today we have with us not only Niccolo de Masi who’s the CEO of dMY Technology Group, Inc. IV, but the Co-founder and CEO of Planet, which of course is going public through a merger with dMYQ. Before we meet all today’s guests, I just want to take care of a couple of housekeeping issues, first of all, we encourage you to ask questions and the easiest way to do that is right there in the zoom portal. So if you submit those we’ll get to those later on in the hour, you can also shoot an email to editor@IPO-Edge.com and we can read them there as well. Additionally, if you’d like to watch a replay we will have that published later this afternoon. The easiest way to find that is to go to our website IPO-Edge.com or go on your Bloomberg terminal or in Yahoo finance under the ticker dMYQ and you’ll also find it there. One other thing that I’d like to talk about is that we have a vote coming up, and you don’t need to wait for December 3 but you should probably just go ahead. Go to your brokers website, it is the easiest way it only takes a couple of moments. Even if you only own a few shares and aggregate all these shares add up, so please we encourage you do go vote. And then, as you can see here on the screen there’s plenty more information, you can get if you’re having any issues, and you can also find that on our announcements. And it will be on the replay article later on, as well, and with that I’m happy to bring on Niccolo de Masi. Now I’m going to give Niccolo, a little bit of an introduction. I think a lot of you know very well who he is, he’s been in our program before. Niccolo has completed 25 mergers in his career. He has a lot of public company experience, including being former CEO of Glu Mobile, Monstermob, and Hands-On Mobile. Additionally he served on nine public company boards, the first three DMY technology SPAC IPOs, Rush Street, Genius Sports and IonQ and of course he’s going to join the board of Planet. Thanks for joining again today Niccolo we’re happy to have you.

Niccolo de Masi, CEO - dMY IV: pleasure to be here, as always, John.

John Jannarone, Editor-in-Chief - IPO Edge: So Niccolo before we get into Planet itself, can you tell us a little bit about the fourth SPAC in the dMY family? What were you looking for and why did this company stand out so much?

Niccolo de Masi, CEO - dMY IV: Yeah it’s actually our biggest trust account to date. Probably has our highest quality shareholder list to date as well. I like to think John that we get better every time we do this, and I, and I think that we have hopefully, you know even better chops of finding our partner companies. Planet Labs is a business that you know I’ve been actually pursuing you know, since our first SPAC so we fell in love with this business all the back in dMY I. We’ve always believed that this company has the kind of upside potential of kind of the next Google, Apple you know, or even Tesla if you will. It builds its own you know builds its own hardware because it’s serious about software. They have, we think five to seven year lead over anybody else attempting to do what Planet does, even if they have unlimited capital. So the barriers to entry are really, really high both scientifically and practically in terms of the go to market motion. You’ll remember John that we like to look for what we call “all weather companies”, businesses that are price givers. They’re able to perform, regardless of the macro cycle, inflation, COVID lockdown, you know Planet is kind of an ultimate form and expression of an “all weather company” right.

Niccolo de Masi, CEO - dMY IV: They have basically in our mind a monopoly on a whole earth daily scan. It’s their own data they control it, to the point of capture. They’re not aggregating data, it’s their own data. They build their own satellites, assemble them in house. That gives them a commanding innovation, lead and how quickly Will, Marshall and team can take an idea into orbit. And we believe, as you’ve seen with our second SPAC you know Genius and beyond the cutting edge engineering companies in the data space. They traded a premium, and the reason for that is there are so many ways to win.

Niccolo de Masi, CEO - dMY IV: Hopefully we’ll spend some time talking about his addressable verticals its customers, but this is a business that is democratizing the ability to index and search whole earth data. And so I think it looks, I think it’ll look a lot like Google in 10-20 years. I mean think about where Google was in 2001 when it was getting started. People didn’t know how you could use this search functionality. Same things going to happen to Planet, whether or not you’re government regulators, the fortune 500, fortune 5000 really. Not just 500. Ultimately I think even consumers will be accessing this data off your phone. Today, you can access it off as a web portal. If you look at the transaction itself John, you know we’ve got Koch Industries leading the pipeline with BlackRock, Marc Benioff, CPP IB, everyone has a slightly different reason why they love this business. But all of them agree that it’s just instrumental to the future of their company, and I would argue, to you know humanity itself.

Niccolo de Masi, CEO - dMY IV: The business is a public benefit corporation. There’s actually a lot of money to be made, sustainability, because everybody has to hit sustainability goals and, as you can hear from Will, it all starts with knowing where you are and be able to measure, where you are and where you’re going, that means you need to pay for Planet’s data.

Niccolo de Masi, CEO - dMY IV: Last thing I’ll say for I pass this over back to you and Will, is you know the long term in every value chain, all the value is in data, you know, in the space segment it’s going to be in data it’s not in tourism. It’s in data long term, and so you can hold me to this in the next decade and beyond, I think Planet will be the most valuable business in the space. I mean it’s already the 800 pound gorilla of holder data. It is going to get the capital from this IPO to invest in growing the sales team and other high value initiatives like growing software. It’s going to make it easier and easier to take down their data and we’re going to do more and more impressive stuff with that data which could just expand the TAM, and expand the TAM. Right so it’s creating a segment, disrupting that segment, and it’s going to own that segment. And as a public company with higher visibility, will be able to continue to attract the best and brightest and even growing organically, on top of that. So obviously we’re excited to be here couldn’t be more honored to be working with Will and team.

John Jannarone, Editor-in-Chief - IPO Edge: Great I’ve got a lot more questions, I want to ask you, Niccolo in a little bit. As you said, let’s let Will talk about his company. He’s the co-founder, CEO, Will Marshall a special guest, I’m gonna let Jarrett Banks pick it up from here, Jarrett take it away.

Jarrett Banks, Editor-at-Large - IPO Edge: Thanks John and welcome back to the program Will.

Will Marshall, CEO Planet, @will4planet: Pleased to be here thanks John and Jarrett for having us.

Jarrett Banks, Editor-at-Large - IPO Edge: Now I understand we have a video ready to go, it’s going to give us an overview of the company.

Will Marshall, CEO Planet, @will4planet: Yeah I have a few slides I can give a quick snapshot and being practiced at this now, obviously we spoke a bit about the company last time but yeah let’s bring those up and just give you a quick snapshot. Planet at a glance, so this slide just gives you a few facts for those new to Planet.

Will Marshall, CEO Planet, @will4planet: On the left hand side you see business, the product side. We’ve got 200 satellites in orbit so it’s the largest fleet of imaging satellites ever erected and the image 300 million square kilometers of the earth every day and that’s just over twice the land mass of the earth. So we actually image some areas that are multiple times a day. And that’s the first time a scan of the planet has ever happened, and I’ll talk about how that works in the video, in a second.

Will Marshall, CEO Planet, @will4planet: All that data we process to be what we call machine learning ready or analytics ready, so that we can then do change detection and then feature detection and extract that roads and buildings and ships and all of that, out of the data.

Will Marshall, CEO Planet, @will4planet: On the right hand side it’s a quick at a glance of business metrics. So you can see just over 100 million in revenue, that was last year, and because we’re a fiscal year end in January and so fy 21 was last year.

Will Marshall, CEO Planet, @will4planet: And then over most of that, 90% of it is recurring revenue and super importantly, this gross margins piece, I put it up there just because 60% gross margins includes the cost of the satellites, I think a lot of people come into Planet, who is a satellite company, well not really.

Will Marshall, CEO Planet, @will4planet: It is a data business, we do have satellites to the back end but that’s like calling Google a server company. No it’s a search company that the value proposition is in the data in our case, and once we have the satellites up there, which they are all now as a mature fleet. We can sell the imagery multiple times. That information and then of course the incremental cost of something at the second and the third time it’s really low so our direct margins are very high.

Will Marshall, CEO Planet, @will4planet: Which means that we have a high growth and a high gross margins business. 62% is on our Planet scope and 73% of our revenue last year. So that’s quick numbers at a glance and bit of context, let’s go to the video next.

Will Marshall, CEO Planet, @will4planet: So this is just a quick video of how the system works, so we have two satellite fleets. One is 180 satellites in a polar orbit you’ll see that coming up, and each takes a strip of images.

Will Marshall, CEO Planet, @will4planet: And it ends up being like a line scanner for the earth, because the earth rotates underneath this plane of satellites every 24 hours, and that means that we scan the earth’s surface every 24 hours.

Will Marshall, CEO Planet, @will4planet: Then separately, we acquired Google’s satellite fleet called sky sense from them and, and those ones that we’ve now built up that are likely to have 21 satellites, so the scan have as a three meter resolution, the high resolution can go to 50 centimeter resolution.

Will Marshall, CEO Planet, @will4planet: And we can focus that in on anything that we want up to 12 times per day because of new fleet of satellites that we use, see an orange here, two sets of three satellites on the inclined planes last year two spacex rockets and incredible speed that enables us to get up to 12 revisits a day.

Will Marshall, CEO Planet, @will4planet: Now these two systems really work in unison so once does the scan finds changes, where you want to focus attention you can zoom in on that area of interest. In the scan into it by using the higher resolution snapshot. So this that’s the quick snapshot of how Planet works, on the back end, let me just get to the next slide. Why can potentially do it just so that’s the back end. With a front end that the users see it’s like this, it’s an interface to this data. Which is a bit like Google earth except you’ve got a time by, you’ve got today’s image and yesterday’s image and a stack of about 1500 images for any particular location. You select your area of interest you select what analytic features, you want, on top of that. I want crop yield, I want roads and buildings, and then that becomes a data feed you subscribe to, so we liken it to a Bloomberg terminal, because Bloomberg terminal provides data feeds that help people make smart decisions. We’re doing the same, but with this earth data. The only difference is that we serve many markets, not just finance and our data is from a proprietary fleet of satellites, with Bloomberg mainly aggregates public source data.

Will Marshall, CEO Planet, @will4planet: So the front end is like a Bloomberg but plus plus. We got a plus plus because it’s got the extra pieces, in a way. Next slide, so I think you know what’s useful is just to understand what that means to customers so that’s the front and the back end. Now what’s the value proposition, so this is a vertical markets that we look to. The ones that fall on the left hand side are where over 90% of our revenue is today. So let me just quickly explain how that works. In agriculture, our data is used to improve what’s called precision agriculture, because we can tell basically how well the crop is doing in every three by three meter box on the farmer’s field, helping them to improve where to add fertilizer, where to add water, when to harvest, scope precision agriculture. And the biggest ag companies in the world like Corteva buy our data and then use it across millions of farmers’ fields to help them improve their crop yield, and since agriculture is 25% of the land of the Earth is agriculture, satellites are in a unique position to cover that whole area.

Will Marshall, CEO Planet, @will4planet: In Defense intelligence, you may have noticed, some of the developments recently in the press, like the discovery of 100 nuclear missile silos in western China. That’s because about data. We’re uncovering not the thing that the countries already knew to look for but the new threats that are emerging that they didn’t know to look for because we scan everything and find changes. No government has that scan system and it’s very useful to those governments. On civil government, which is actually our second biggest market after agriculture. In civil government we actually, our data is used for things like disaster response. So floods. In Germany, recently we were helping the state’s respond to this fight. Fires in California, our data was used to help the firefighters, both the real time action and how to do, prevention of future mega fires. We work with companies like Google on maps, you know they use our data in a very sophisticated way to update the maps that you see online. This is not just esoteric it is like directly affecting the maps that you use day to day because they do 10s of thousands of tasks to our high resolution satellites to update the maps to make sure the roads and the buildings are up to date, and if your directions are correct.

Will Marshall, CEO Planet, @will4planet: The ones on the right hand side are vertical markets, we think are important in our future. They’re not big markets today, although we have some clients, as you can see listed here. But they’re big markets in the future and a lot of them need some extra software to get to them. So take finance. We can actually tell crop yield across the whole world for soy or wheat or other commodities. That’s a big deal for finance, but they don’t want pretty pictures they want a time series calibrated data set. And we haven’t got all of that bit, we’ve got some analytics like crop yield, and we have we have roads and buildings but we don’t have the entire time series calibrated data that they will want.

Will Marshall, CEO Planet, @will4planet: So the main thing about going public is that we’re going to put we’re going to have capital to put to work on a few things. Firstly, go the go to market strategy and the sales and marketing to go after the left hand for all of that hundred million was done with 21 sales reps last year. We need to expand that. And on the right hand for its software to go up the stack to enable us to meet those customers, where they are.

Will Marshall, CEO Planet, @will4planet: So I think just one final slide, so if you go to the next slide there’s a slide just on the competitive landscape, because I think a little people get a little bit confused about Planet, because they hear other satellite companies, but this is the number of satellites that different companies have, as you can see we’ve got a little bit more than everyone else, and this is what enables the scan, which is what opens up all these vertical markets. The nearest other player images about 1% of the land mass of the earth per day and we image just over twice the land mass of the earth per day so we’ve got about 100 times that area coverage.

Will Marshall, CEO Planet, @will4planet: Now areas not only one feature there’s also resolution, spectral resolution, there’s lots of things, but area coverage is super important for those kind of applications, I just mentioned, agriculture 25% of the landmass area, forestry 25% of the landmass of the Earth. If people want to do disaster response you need everywhere, there’s floods, there’s fires for those earthquakes and so on. And, and also for that Defense and intelligence application I just already… all of this is because of the scam system, and so our data. Is this you know if the data set that’s driving these market expansion is from the scan and no one else has the scan and even if they want to do it, it would take them launching the largest fleet of satellites back to catch us up but they would definitely not be able to go and get the archive. So it’s very difficult to build that system and it’s impossible to go back and get the archive so that’s a bit of a quick, you know whistle stop tour of Planet to give your listeners a quick overview, we can stop the slide show now.

Jarrett Banks, Editor-at-Large—IPO Edge: That’s great, yes as you’ve mentioned those competitors, now I did see an article about you guys in The Wall Street Journal today basically saying satellite industry grows as investors bet billions on space thrive data. And the bet that us humans as earthlings will be willing to pay for that granularity that you’re talking about, can you talk a little bit more about how you differentiate yourself from competitors?

Will Marshall, CEO Planet, @will4planet: Well, again, I mean I welcome competition, I mean I think it’s great. That we are very different from anyone else in the sense of having a scan system, no one else has that. Even on the high resolution side, we have more high resolutions satellites than anyone else, and so we can go more frequently and to any particular site than anyone else. We can go up to 12 times per day, no one else has that. And, but, but you know what that article suggested that analytics is not important, it said “oh you just it’s all about the resolution”, that’s a very narrow way to think about this, in my opinion. The analytics is what extract out the value, the data is the differentiation, the moat. You extract out the value with the analytics that sit on top.

Will Marshall, CEO Planet, @will4planet: you’ll notice that we just did an announcement, a little acquisition of a company called VanderSat this all about satellite data intelligence and that’s to help us accelerate our product roadmap, especially in agriculture and insurance. They use really neat tricks with satellite data. I believe there’s a lot more value in this and going up the stack. So our President and head of product and business here at Planet came, having previously lead product at Twitter. And they had the fire hose product, Twitter fire hose, and they thought this would be useful to lots of different players. And Google got value out of it for search and the US Government got value out of it understanding what people’s sentiment. But a lot of companies didn’t know what to do with 500 million tweets a day and 100 different languages, what are they gonna do with that. Right. For most companies they couldn’t digest all that data and get value out of them. Until they started adding analytic services like just tell me how many times, my company’s mentioned or what’s the sentiment around that. And then, and then, if I could have that that’d be useful right and then lots more people got value out of the Twitter fire hose and that’s a big business, by the way for them.

Will Marshall, CEO Planet, @will4planet: Now we’ve got exactly the same right we’ve got a fire hose of data, Google’s getting value out of that, US Government, big ag companies are getting value out of that. That’s great but that’s because they have teams of geospatial engineers. Our task for the next decade is to enable us to extract out that value, so that everyone, that small insurance company, that hedge fund that NGO, those developers that are starting up a new company can all get value directly out of the satellite imagery.

Will Marshall, CEO Planet, @will4planet: And that’s going to take, and even some of these analytics. So I disagree with some of the aspects of that article, because I don’t think it sees the value in that analytics. But I do want to emphasize that most of those market segments that are growing up because of a scan system and that system only Planet has. That’s, the main thing that differentiates us from the competition.

Niccolo de Masi, CEO - dMY IV: Yeah I mean if I can just add to that Jarrett, you know we spend our time diligence in the space, as we do every time dMY picks a partner company. You know before the Internet existed there was this thing ARPANET right that connected some universities together and some you know some particle accelerators perhaps. And people that did that could have could have found a way to increase bandwidth between US government agencies. That did not change the world to the same extent that the global Internet did right. And so there was, as Will says one use case for resolution you know is primal and that’s kind of the you know, Osama Bin Laden raid. You can sell the three letter agencies, there is a finite number of those.

Niccolo de Masi, CEO - dMY IV: Planet is the only business that does what we do in terms of scanning the whole Earth and making most of the revenue if you’re not the supermajority revenue off of industry. Right, so currently there’s plenty of fortune 500 companies that are customers, I think the fortune 5000 will be customers. There’s currently plenty of governments, state, local, friendly, domestic - their customers. The building about Will’s business model is the only person selling data on a one to many basis. He’s not a professional services task, this at the one satellite with the you know, the resolution, he said I can scan the earth, you know once, twice a day almost twice a day, and I’m going to index the earth, make it searchable and sell it to everyone from Google for mapping to you know people that want the you know data for financial you know purposes in terms of commodity trading, logistics tracking as Will mentioned agriculture. But I actually think that when he said I can look at this, each one of those verticals has at least a billion dollars of capital revenue for Planet and uniquely Planet, because of the way that the democratizing earth data, but I think that most of us on this call haven’t even thought of all the uses that are going to come off of this foundational data layer. I mean people look, altavista wasn’t search, Yahoo did search they had about a similar market share to those graphs Will just showed of how many satellites and what data we have.

Niccolo de Masi, CEO - dMY IV: Will also is modest about the fact that he’s been collecting data for already 5-6-7 you know years, and so we have a backwards looking repository of data that gives them an advantage and training machine learning algorithms and giving people you know an actual evolutionary picture of what’s been going on very, very powerful right.

Niccolo de Masi, CEO - dMY IV: And tech markets are pretty clear and dMY’s experience you know, a one year coding advantage enterprise software is usually fatal for the number three player and it’s a big problem for the number two player. We have a like five to seven year hardware launch software advantage. I mean it’s really hard to be credible in my mind if your business plan was you know packing it off of Planet’s website and saying someday we’ll catch up. You never really catch up in the tech space, I mean Google has led in search for 20 years. So Will’s getting the money he’s getting the visibility, we think Planet will become a verb as it democratizes you know global data. There’s a lot of people haven’t heard of Planet on this on this, you know interview session alone with you guys. You know everyone is following us it’s very, very early here.

Niccolo de Masi, CEO - dMY IV: Very few people have heard of Planet, but we turn up in the newspapers, all the time, as the person supplying the photo that enables you to find that missile silo in China as Will said. You know, there will be a day when every fortune thousand business has a subscription. There’ll be a mobile app, this will be something everybody can use and there’s so many ways to win here, because we can provide data. You know Will’s got a great analogy here on you know data being the oil of the next 20 years right it’s the commodity that matters. But he can resell it to everybody, you can sell the same liter of oil to multiple people if not an infinite number of people, so this is really a cloud business with cloud gross margins, cloud growth rates. And an enviable shareholder listings going to build a lot of momentum organically, let alone, as he starts to consolidate, as he did with VanderSat using the public market advantages we’re about to have in a couple weeks.

Jarrett Banks, Editor-at-Large - IPO Edge: That’s fantastic. Let’s get into those verticals just a little bit before we turn it over to Q&A. Now you mentioned agriculture, you mentioned firms like Corteva, talk us through that total addressable market and how you reach those customers and what you offer.

Will Marshall, CEO Planet, @will4planet: Well, look what we offer them is you know it’s this is really about big data and AI powering a digital transformation in those industries and then multi trillion dollar industries right. And so what we’re providing is intelligence to the farmers to where to plant, what to plant, when the harvest and so on rent and fertilizer and so on, and that helps them to improve crop yield and decrease costs and they’re not going to be competitive if they don’t do it.

Will Marshall, CEO Planet, @will4planet: We just announced a new client, this is the US Department of Agriculture. And what they’re doing with our data is actually really interesting. They’re using it to understand other crops across the whole US, and then they using that into their crop report, but then, by the way, all the hedge funds, hang their bets on. And they’re really eager, when does that report come out, it comes out every six months, I think. Well, we can do that for the whole world and not just the United States, and we can do it much more frequently, that is, of course, got huge value to the hedge funds right but, again, we have to work on some of the software stack to enable that sort of use case.

Jarrett Banks, Editor-at-Large - IPO Edge: And then I don’t know if you can talk freely about military intelligence applications, but like what can you tell us in that vertical.

Will Marshall, CEO Planet, @will4planet: Well, again what this is all about is the unique scan so for example, the United States Government might be looking at North Korea and they might be looking at a particular nuclear silo and tracking that nuclear facility, because of course, they want to know what’s going on. But we find because we’ve scanned all of North Korea, we find that there’s been a mudslide over here oh. Why is that and that’s interesting maybe they’ve got a new facility in fact that’s a real case, so they found a new facility because our scan found new stuff. Recently in the New York Times did a really fascinating piece of video story on their website where they tracked how North Korea was getting oil illicitly by a series of trans shipments. So ships illegally mating in the night and transferring oil and then moving things down is only because we had the scan of that whole area could trace back where the ships came from so that’s sort of data is really important, and we provide it to governments and we provide it to NGOs and think tanks. And that data is shedding light on world events and it’s super important to the governments, and I think it’s important to be able to serve those sort of security pieces of good, because I think intelligence defuses tension. You know you’re much less likely to go to war, if you know what the other countries are doing, and so we think is a really important thing for peace and security as well.

Jarrett Banks, Editor-at-Large - IPO Edge: And you mentioned those silos in China last time I think as well that that your company has discovered.

Will Marshall, CEO Planet, @will4planet: Yeah I’m just spicing it up with some other examples.

Jarrett Banks, Editor-at-Large - IPO Edge: Fantastic, fantastic. Now, I think we mentioned last time was privacy and I do think it’s worth getting into this again. Talk about the safeguards that you have in place for you know regular people who are concerned about you know Big Brother in the sky.

Will Marshall, CEO Planet, @will4planet: Well, firstly, I think it’s a legitimate concern, but secondly straightaway, our resolution is not sufficient to see a person, certainly not to identify a person from space. I mean remember we’re 500 kilometers away so it’s like you’re taking a picture, from where we are here in San Francisco to Los Angeles. And we got our telescopes and they’re very powerful but they’re still 500 kilometers away so you can’t really identify a person from space, even with a bigger satellites and that’s because you’re so far away. With drones you could you know, because you can fly much lower but we actually purposely don’t like that and don’t want to get into the area of personal privacy and I think that’s an important thing. Also we have a careful review process for clients, so we’ve checked them against the embargo lists of the US and the EU and the UN. And also, we have an ethics committee that reviews cases and checks that we really want to serve clients and, and so we’ve had cases where we’ve decided not to because we think the right thing is to maximize good. Now that our data is heavily bent towards good, like all the agriculture, disaster response and even the peace and security piece of it, but you know, we want to ensure that it doesn’t get into the hands of bad actors.

Jarrett Banks, Editor-at-Large—IPO Edge: That’s great let’s keep going, and I do see those questions in the queue so reminder to please continue to send them and we will ask Will and Niccolo as we get a little bit further in the broadcast. So talk to us a little bit more about the technology at work here. What, what can you tell us about your unique offering here.

Will Marshall, CEO Planet, @will4planet: Well, you know, on the analysts’ day we got to invite some analysts to come see around the land. And it’s very hard to describe all of that, without it, but you can read some of the reports that are starting to come out from the analysts, we’ve had for reports come out. And they’re all very positive and I think they were a thorough job of understanding the differentiation, because we integrate and we design and build and operate our satellites in house. Unlike Maxar, for example, that it uses Lockheed or other companies use outsource third parties, we design and build this out, and that gives us a huge leverage to make the satellites more efficient. We’ve done what we call add on aerospace we pioneered this, which is a bit like software has done with agile software, we sort of stolen those ideas and apply them to the spacecraft around what does that mean it means releasing early and often it means testing the satellites regularly and replenishing them on a frequent basis to have the latest technology. And it means launching more than we need, and if one or two fail it’s not the end of the world, we just you know we’ve already got more than we need and replace them with the next best system. In the last five years we’ve had four launches a year and every time we launch the next generation technologies and roughly every three months we put up new satellites. That agility enables us to have the best sensors, the best radios, the best hard drives, the best computer systems in orbit. Our satellites, despite being orders of magnitude lower than the traditional earth imaging satellites, in fact, the last satellite at Maxar was over $800 million for one satellite. And by the way it broke about a well less than its lifetime in orbit and then they lost 25% of its capacity, because they only have four satellites. Our satellites (a) cost more than 1000 times less than that which is crazy in of itself and (b) there’s many features of our satellites that are more advanced. Those things, those satellites do have higher resolution, they can get the 35 centimeters the maximum we can go to is 50 centimeters. But our radios are faster we get 1.6 gigabytes a second, our hard drives have more capacity, our processor speeds are much, much faster, so we design, and I keep on iterating those instead of designing a satellite to have a 20 year life and we spent 10 years designing and 20 years in operation so it’s basically obsolete before you’ve launched it. We iterate the satellites, keep it up to date with the latest - I mean we’re basically what we call strapping space to Moore’s law and that agile aerospace is what enables us to have that many more satellites. That enables us that much more data which then enables all these markets, so agile aerospace is the backbone of how we service and expand all these markets compositions.

Niccolo de Masi, CEO - dMY IV: Yeah I mean look Jarrett, I’m a physicist, I haven’t done my doctorate like Will has. I stopped a few years before that, but I can tell you, you know, having taken INQ public and seen some cutting edge tech in my life. This business is deeply impressive. I mean we had the privilege of touring their lab before we sort of signed a final agreement, if you will, a number of analysts have had the pleasure, as well as well as some investors. Nobody leaves without being deeply impressed. Right, there was no one else in the world that is vertically integrated like literally in the same building or designing, assembling components that was the sort of final satellite item and running the you know the software, and machine learning, the sales. It’s you know it’s hard not to see your way to this being one of the main platform compound or is it going to matter in the next decade, if not the next few decades. Because every industry needs this data. We’re just scratching the surface of how to use this data and how to add value on top of it. You know Will you should chat about you know one plus one equals three and how you’re adding you know, different data sources here what the roadmap is because we’re not standing still right, I mean we have all this IPO capital it’s going on very high ROI activities, like adding sales people, that pay back in six months, not six quarters of six years, adding some software engineers, but you know Will announced a big moves on the roadmap and just the last few weeks here, and I think everybody, including Michael Bloomberg himself you know, is contributing to the to the cause and I think what you know it’s a big validation that what we’re on to here is proprietary data wrapped up in a Bloomberg like subscription model.

Jarrett Banks, Editor-at-Large - IPO Edge: Is this something that would be on a Bloomberg terminal or would it be always a separate kind of.

Will Marshall, CEO Planet, @will4planet: I actually think this is an interesting possibility. And we’ve had some collaboration more in the philanthropic side with Mike Bloomberg or through Bloomberg philanthropies tracking coal power plants that they were very interested in doing and a few other projects. Most recently they’ve helped to fund, they put $25 million into our next generation stuff like that we recently announced that we’re gonna be launching a next generation of satellites that hyper spectral satellites that can get at methane and CO2 point source emitters which is really cool because I mean the whole world needs to know where the emissions are coming from in order to stop them. And the governments are asking for this. And the companies are asking for it. So and we are selling that data to both. I think it’s a super important project and Mike Bloomberg personally saw that value and maybe one day we’ll see it in the remote demo as well.

Jarrett Banks, Editor-at-Large - IPO Edge: Great it’s a fantastic story and let’s dig into some of the financials. I’m going to bring back my colleague John, take it away John.

John Jannarone, Editor-in-Chief - IPO Edge: Thanks Jarrett. So Niccolo let me I can put this to you, but Will can also help out, you know something that I really like to ask companies is what goes behind the financial projections. You’ve been very, very impressive growth, I think something like 51% revenue CAGR over five years, tell us what the ingredients are in that forecast and I think part of it is that you’ve got contracts that already in place and, by the way these contracts tend to be pretty long term right Niccolo.

Niccolo de Masi, CEO - dMY IV: No that’s all correct and look, I mean Will’s the CEO so he should tackle most of this. What we like about this business is that high retention you know strong opportunities to increase on a business, we do with existing clients, a lot of new customers, as we add to the sales team we lower friction to accessing what started as a fire hose and is getting more product ties with people like Kevin Wheel on board who’s around product instagram and Twitter. Just awareness right we gotta remember that no one had heard of Planet, in my opinion, outside of you know a few industries, you know, a couple years ago.

Niccolo de Masi, CEO - dMY IV: Today, you know sort of coming out of our shell. Going public is a big coming out party for this business. For government opportunities, as well as, of course, the fortune thousand. And I think people are just starting to realize how powerful the data is, how applicable is to them, whether or not you’re in finance logistics insurance, you know, agriculture and so on and we’re just excited to turn this into a platform, much like you know Twitter, Instagram and so on and Google where other people can build on it. We’re going to build on it. We’re going to collect our toll on it at all times as its proprietary data and Will controls the whole value chain, hardware, software data at the point of capture. Right and we keep innovating and adding to the capabilities, as well as the data being captured. Right so it’s a really, really exciting platform compound here. It looked the pipeline is huge and the pipeline is what validates the growth assumptions in here.

Niccolo de Masi, CEO - dMY IV: We have a CFO who has run a number of public companies before from the finance side. Obviously I’ve done nine public boards, as you said, and Will has been preparing to go public for last you know few years. And I think you guys know from dMY transactions of old that we like to we like to price conservatively and forecast conservatively because you know Will is in this for the long term, he and his co-founder have a public benefit corporation here, they have a strong mission, both of the planet and to be a great business and they’re going to prosecute it for not quarters, but I believe decades.

John Jannarone, Editor-in-Chief - IPO Edge: Perfect. Will, well actually either one of you can take this one um. When I look at something else in the financials jumps out at me it’s your margin expand. So in my mind what I see is, and I remember talking to you about this Will, when we first met. You know I thought to myself wow you already have 200 of these up in the sky up in space, so in my mind very simplistically I think that there’s going to be natural operating leverage, because a lot of the investments already been done right so once the machine is working, so to speak. You know your margins will naturally expand, can you can you tell me in your own words, perhaps Will better than I just did?

Will Marshall, CEO Planet, @will4planet: No, exactly to your point, so I mean look at the incremental cost of selling an image a second or third time is extremely low so we’ve got very high direct margins, I mean in the late 19%. And so we definitely believe that that only as we sell as we grow the business our gross margins just continue to climb, I mean. We, as I mentioned in the summary slide we already 63% gross margins on the 73% of our businesses, the landscape business because that’s the more mature satellite fleet. The high resolution one we are still investing in after we more recently acquired it from Google, so that was lagging. But we will get it to the same place it’s just a little bit more time. So yeah it’s counterintuitive because we everyone says oh my God satellites must be really high CAP X therefore low gross margins. No. It’s yes high CAP X, although our CAP X is about 1000 times less than previous other imaging systems, so the efficiency is there but there’s still the cost of the rockets and satellite. But the margins are really high because you get to sell that data multiple times. I like this because it’s like you got a huge moat to get to where you are once you get that as just as a rapidly growing subscription business on the back of that investment.

John Jannarone, Editor-in-Chief - IPO Edge: Makes sense. Niccolo unless you’re going to add to that I wanted to ask you one question about your role just quickly here. We’ve got a lot of questions to tackle. But Niccolo aside from being a physicist having a lot of public company experience, tell us what your role is director at the company will be. You know you’ve been in the CEO perch yourself how do you how do you view those two different roles, you know within an organization.

Niccolo de Masi, CEO - dMY IV: Well look Will is the Chairman and CEO of Planet, so I suspect, you will conscript me to a number of the committees. I think I’m lined up for the audit committee for starters. You know I’ve really enjoyed honestly, you know not being the CEO of businesses for a couple years now, I feel like I’ve got the scars of having done, you know hundreds of quarterly earnings calls and a couple decades of this and I enjoy supporting people like Will to make them successful. He’s got a big vision. I always jokingly say that you have friends, because you can’t make all the mistakes yourself. And so myself and my partner Harry You, who was the CFO of Oracle Accenture EMC, I think the two of us have done 60 years of public market experience together and probably 200 M&A deals and four dozen IPOs and secondaries. You know, we get better at it over time and we’re bringing all of that experience and wisdom to bear here for Planet, so they’re successfully set up at this IPO next week, as well as the first earnings call the segments, called the first year, this is when you kind of really build up your investor following your shareholder base your analysts research. You know this company, by the way we didn’t touch on this yet—best attended analysts’ day. we’ve seen to date for dMY and that was despite the pandemic. Right so those people turning up in person people dialing in, four firms have picked up coverage already. I think that’s a record, or at least it’s tied for a record it’s very difficult to achieve that pre close. Goldman Sachs and Morgan Stanley are around the company as advisors so there’ll be picking up coverage, you know, probably after the first earnings call. And you know when I started Glu Mobile, we had no research coverage when I sold the company we had 13 firms covering it, I have no doubt there’ll be a double digit number of firms covering this firm probably you know, in the first few quarters even.

Niccolo de Masi, CEO - dMY IV: But look, this is a business built to be public it’s got very wise people on the board already. It’s got a very wise people in the management team already. I mean, Will you know Will has the general counsel of Twitter on the board. He’s got a general counsel it already has public company experience in a CFO as well, and a President right and so. You know, for one, so I feel like there isn’t a lot of heavy lifting for Niccolo to do. This is a business that was going to do an IPO with or without us, I think we just got them a little faster and hopefully we added some value over the last few months, as we, as we finish meeting shareholders and putting some partnerships and making this happen, you know this year, instead of next year. But look that you know, we’re excited to be here we’re excited to be on the board. It’s an honor to be working with a company that can do so much for sustainability and be such a great business in the process. Just scratching the surface of so many customers that are coming back from you know, Will was it costs 26 as well, like they all have to measure or they can’t even begin to understand how they’re tracking and how they’re going to achieve their goals.

John Jannarone, Editor-in-Chief - IPO Edge: Great that thanks Niccolo. Now Will I see you’ve already answered a couple of questions in the queue here but I’m going to combine a couple of these that came from Keith and Amal here so that everybody can hear your answers so. Keith asked how do you how do you price the data? And then Amal said, who actually owns the data are you licensing, is it planets data can you explain that?

Will Marshall, CEO Planet, @will4planet: Yeah it is Planet’s own data we license it out and that’s why we can sell it to multiple players right, so an image multiplier. And it’s priced mainly on a per square kilometer basis, so if people subscribe to an area of interest and they pay per unit area, and so, and the more area they get, of course, the more costs, but they get bigger pricing discounts as they go up so it’s a volume based pricing model, and I mean. Niccolo likes to say we have quite a lot of pricing power, no one else has the scanning system, and so, of course, it does mean that you know they really have to come to us for this sort of this sort of data, because no one else has it, but we, so we do some value based pricing, but it’s mainly on this whole unit area basis.

John Jannarone, Editor-in-Chief - IPO Edge: Great and there’s a question here this WSJ article keeps coming up, this again is going back to this idea that relying too much on government agencies can be problematic. Can you explain again I know we’ve touched on it, you know the commercial client base you haven’t expect to have is a great slide in the deck which shows a pie chart with your revenue becoming even more diversified over time, isn’t that right Will, you are branching out into more industries?

Will Marshall, CEO Planet, @will4planet: Absolutely, we see it, so it’s roughly split almost like quarter evenly between four different vertical markets today, but we see it becoming even more diversified in the future. I mean we see huge expansion opportunity in all of our core vertical markets today it’s just that we also think that there’s big value in some of those new ones as well. So yeah we got real product market fit and for where we’re going to expand out to at least those four others I put onto the slide deck there. And to answer the other point, yes it’s mostly commercial right so most of our revenue last year was commercial not, so we bucked that trend in the industry that it is only Defense and intelligence. In fact, most of ours is commercial and even the government component, more of its civil government than defense and intelligence. So it’s those floodings and permit enforcement cases that drive the civil government use case so we’re serving a very different market.

John Jannarone, Editor-in-Chief - IPO Edge: Great um you know we’ve had Will a number of companies in the space industry come on our program we’ve learned about how it’s become cheaper to get satellites in space, and you know you can send smaller rockets up these days, how much has that benefited you I mean, could you have done this just using you know what was available 15 years ago is that is that part of the story?

Will Marshall, CEO Planet, @will4planet: Is it interesting, so I think it’s really cool what’s happening and just Friday, there was a new company Astro launching a new nano rocket that was successful that’s really cool. And the more laws provide, the better from our standpoint, but I will say that there’s quite a different trend that our company is based on. Because our company loans, most of itself is before the launch costs came down at all, launch costs were flat for the last 30 years and our company is based more on the fact that even if this launch costs changes only happened in the last couple of years, mainly because of SpaceX brought down the launch cost about four x. That’s a big deal. But let me tell you what’s an even bigger deal, our satellites have improved to make a cost performance of satellites about 1000 x more in the same time period than have any other peoples’ satellites. 1000 X is like the mainframed desktop computer revolution in IT, it’s a huge disruption. So yes, we’ve seen four x reduction in the cost for rockets, but we’re seeing 1000 x improvement in the cost capability of satellites. And what’s the upshot of that, it’s data. They’re generating and transporting, generating in our case, like observation and transporting in Starlinks case, and can sell likely vastly more data. We’re talking more than 10 times more than just a few years ago. So, the amount of satellites is roughly double but the amount of data has gone up 10 x because there’s cost of performance improvement in the satellites. And that’s the revolution and that’s, why not, I mean there’s a lot of cool stuff in space happening right now, new rockets, space tourists, billionaires going up. That’s missing the mark of the economic opportunity, the economic opportunity in the data and how it helps the economy with digital transformation, with sustainability, you know I can talk about what’s happening in carbon and why that’s important, but the whole world is moving to a sustainable economy, what do you need that you need to measure natural capital. And what do you need for that you need satellite data because basically we scan all the natural capital every day so everyone needs this and that’s only gonna get more pressing. Right so that’s why it’s you know it’s obvious that this data is underpinning these massive transformations and that’s the real space renaissance.

John Jannarone, Editor-in-Chief - IPO Edge: Great. Now there’s an interesting question here from our Armando, I think this has crossed my mind as well, he said, how is the licensed data protected what’s to prevent someone from sharing it with someone else? I mean, maybe the only other person who would want it is your competitor, so you wouldn’t but is there a way to protect it.

Will Marshall, CEO Planet, @will4planet: Yeah so it’s based on end user, so you know you can say hey you have access to the user’s data, you can’t publish it for reuse and it’s all about the license terms essentially.

John Jannarone, Editor-in-Chief - IPO Edge: Great um there’s a question here from Carson about partnering with other data analytics companies to you know, to serve markets together. Do you think about collaborations like that, or do you think that you know you want to go it alone and offer you know you’re offering to your clients directly?

Will Marshall, CEO Planet, @will4planet: Now, this is a great question. It’s not just going at it alone. There is there’s just so many applications sitting on top of our data and the related work with analytics companies that build unique applications for unique industries, merge other datasets. There’s thousands and thousands of those things we want to let 1000 flowers bloom on top of our data, so we so we very much want to partner with analytics players.

John Jannarone, Editor-in-Chief - IPO Edge: Great um you know we talked about competition, and I think that if we can just nail the drive this point home, one more time here. You know, you were several years ahead. What would it really take for someone to legitimately be a competitor? I mean, could someone use satellites that are already up there, I mean is there anything that keeps you up at night, Will, as far as someone sneaking up and all of a sudden, being a serious competitor because right now, it doesn’t look like, there is one.

Will Marshall, CEO Planet, @will4planet: No, I’m not super worried about it, so the reason is that you can’t just tell existing satellites that had cameras, you have to put the cameras on and then that means you have to launch a whole new set of satellites. And sorry I just lost you guys and yeah there you are, and so. It would take five years minimum for anyone to build and launch, even if they were perfectly funded with a perfect team at the time like that we have. No one’s even said they’re gonna but if they wanted to it would take a five years. Of course we’re not going to sit on our hands. And we’re going to continue to innovate in the satellites. Like I said agile aerospace. In fact there’s one differentiator about Planet that’s even more significant than the numbers of satellites is the vector of improvement. Our satellites improved five X in data collection per satellite you know, in the last year. That five x data per satellite but unit costs stay the same, and so that’s a big improvement. So Planet’s vector of improvement is even sharper, and so I think that’s super important. And then finally, whilst it is possible in principle to catch us up, it is impossible to go back and get the historical archive, so we now have 1500 images, of every place on the surface, on average, so why is that relevant. So you can see, the history and you can train your algorithms. If you ask any machine learning or AI expert, they will say it is all about the training data. Well Planet’s got that training data so that’s what powers, all the analytics that then enables us to go up the stack. And all our partners to go up the stack like we were just talking about with analytics partners. So that no one else has that. It is impossible to go back in time, I mean I’m a physicist, and I can tell you nobody has invented the time machine yet to go back in time erect some satellites and then get all these 1500 images. It is going to be pretty hard to catch us up there.

John Jannarone, Editor-in-Chief - IPO Edge: All right, speaking of time here here’s what I think is a civil one for you, Tom is asking what’s the time delay for a customer to get an image, from the time it’s taken?

Will Marshall, CEO Planet, @will4planet: A few minutes to maybe just a few hours.

John Jannarone, Editor-in-Chief - IPO Edge: Okay pretty fast, you know this is meant to be an investor event, we’ve got someone who, I think, might want to be a customer someone’s interested in pursuing something, how do they reach out to you guys?

Will Marshall, CEO Planet, @will4planet: Right it’s very simple planet.com, so you can go, you can go on our website and reach out to a sales rep that way and, of course, learn more about our products.

John Jannarone, Editor-in-Chief - IPO Edge: You know, somewhat we hear this question a lot i’m curious what your take is. Given the headlines recently is any concern with debris from the Russian satellite destruction or just space junk in general is that something that you guys put a lot of thought into is it going to cause problems for you?

Will Marshall, CEO Planet, @will4planet: Yeah absolutely I mean so generally we keep our satellites very low, to stop creating debris. The Russians did create and I know you said a lot more pieces of debris about a couple of thousand objects. Luckily, most of our satellites are above it so it’s not a big concern, this particular event but it’s a very destructive behavior generally, and so we highly discouraged it. And, in fact, we made a statement condemning that ascent, and also the ascents of other countries that have happened in the last 10 or 15 years, and so, yes, we absolutely. We think that that should be prohibited to block that lines, because that’s the dominant cause of space debris not the satellite police or the debris. And we need to stop that kind of behavior so we’re very much encouraging our government partners and friends that they need to work on a third edition of anti satellite weapons.

John Jannarone, Editor-in-Chief - IPO Edge: Great I think Jarrett is going to jump back in and ask a couple more questions we’re running out of time here guys, so please keep your questions coming in, if we don’t answer them, I promise we’ll share them with the with the team here.

Jarrett Banks, Editor-at-Large - IPO Edge: So there’s an interesting one here, asking about ways that you may be able to participate in the EV industry, you know we read about EVs all the time, I wonder if there’s any applications of your technology in that area.

Will Marshall, CEO Planet, @will4planet: Well, certainly in the mapping piece, and so I think it can be useful for establishing maps per our partnership with Google, and that is of course important for driving and navigation, especially as these companies move towards self-driving cars. And so our data compliments, obviously, the data that the cars themselves are getting with lidar on optical cameras on the cars. By showing the maps, the lanes, any changes to the road and building infrastructure, so that they can navigate the modern map, you don’t want them to navigate a map there’s five years old because, then you start getting in trouble. Right the lane markings have changed the road has changed, and so on and so this gives them that heads up and so that’s yeah that we can we could see participation in that.

Niccolo de Masi, CEO - dMY IV: May I add to that though its more compartmental right you got to mine the lithium to make the batteries, you’ve got to ship stuff around the plant to the manufacturer, Planet really tracks everything I mean, by the way, we’re also participating in the metaverse because you need our maps, you know for Pokémon right so it’s like. It’s almost like there’s no business that doesn’t need Planet’s data, if you think about it.

Jarrett Banks, Editor-at-Large - IPO Edge: Mark Zuckerberg will be happy ah here’s another question, is your strategy to become a partner of government and Defense ala Palantir or do you prefer to position yourself as a commercial partner of fortune 500 companies?

Will Marshall, CEO Planet, @will4planet: Well both. So firstly there’s no you don’t have to choose between those and faced with an option take both if you can, But, in all seriousness it’s more the latter right, I mean, but I think every government needs our data again more for civil but also for security. And then every company needs our data for measuring the ESG targets again, so I think Niccolo was dead right, this data set is relevant for every country and every company, and we intend to go after them all.

Jarrett Banks, Editor-at-Large - IPO Edge: I think we had a similar question last time, do you have a partnership with SpaceX or maybe you can’t talk about it, I forget.

Will Marshall, CEO Planet, @will4planet: I’m happy to talk about it, we do have a partnership with SpaceX. We’ve launched dozens of satellites on seven different rockets with SpaceX I mentioned a couple last year, and they enable us to get up to these 12 revisits a year. We we’ve done some unique things with them, I mean once we had an explosion of a rocket not their rocket, although we have also been on a rocket one of theirs that exploded. Uh part of the business, we’ve got 33 rockets and just after one of them exploded and so we’ve got many records the largest satellite fleet ever launched was one of our records earlier, we also exploded more satellites than anyone else, very congratulations to us. Anyway you go through these down and ups. Just after that we needed the new satellites up really quickly, I called up Elon he said “oh, we got a launch coming up, we have a bit of a space”. We managed to build those satellites and deliver them to the launch pad in eight days. That’s the fastest turnaround time we believe in the history of space. And then they launched and got recovered from that situation so that was early on, before we had enough up there, and so we were trying desperately to get them out as quickly as possible. And now we have a lot more redundancies, but yeah just shows you this kind of map it partnership we can with SpaceX.

Jarrett Banks, Editor-at-Large - IPO Edge: But this has been great again, we’re almost out of time, but I want to let Niccolo have the final word here if you’d like to leave us with some parting thoughts here.

Niccolo de Masi, CEO - dMY IV: Look Planet is a unique business, it is a monopolist in the whole earth daily scan. We think we’re very early in this opportunity beginning to compound. You know, Will has virtually no to no exclusivity and block outs and using this data repeatedly with any customer. And early on in this company’s trajectory it, you know it had it had some hands tied behind its back, but Google has trusted them with their satellite business. This is a business that has exhibited high return on invested capital throughout the past decade, we believe it has the highest return on invested capital in the sector. At the present moment and going forward it’s really going to add fuel to the fire with the IPO money so we’re spending this capital on growing the sales force, prosecuting not only the inbound leads that have gotten this business to this size, but being able to go out there and go on the offensive and actually show how powerful the data is here as kind of the fuel and the railroads of the digital transformation. The next 10 years I think of global digital growth. Planet is disrupting, in my opinion, the data mixed business overall and they’re enlarging the market by constantly making the friction and barriers to using the data lower, lower, lower and lower. You’re correct, we have a vote on December 3 we welcome your support, we expect to be the most powerful long term compound yet in the dMY portfolio. And we believe that the lead that Will Marshall has is the most commanding we’ve ever seen. So look for this business to go from strength to strength, we look forward to seeing you guys on our first earnings call or fourth earnings call or 2030 earnings call, but really great things that come from this company, a lot of ways to win organically, a lot of ways to win inorganically.

Jarrett Banks, Editor-at-Large - IPO Edge: Well said, and thank you to our guest Niccolo and Will always a pleasure. Thank you to the audience for watching a reminder that if you want to see the replay it will be available in about an hour on IPO-Edge.com and thank you to everyone who watched today and we’ll see you next time, take care.

John Jannarone, Editor-in-Chief - IPO Edge: Thanks a lot.

Important Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a

Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related

Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.